AMENDMENT TO SUB-ADVISORY AGREEMENTS

This Amendment is made as of and effective January 10, 2019, amending the Sub-Advisory Agreements listed on Exhibit A (the “Agreement(s)”), each by and between Lincoln Investment Advisors Corporation (the “Adviser”) and Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust (referred to in Agreements as Delaware Management Company, a series of Delaware Management Business Trust) (the “Sub-Adviser”).

Each Agreement is hereby amended as follows:

1.            Section 1(g) of each Agreement is amended and replaced in its entirety with the following:

The Sub-Adviser shall not consult with any other sub-adviser to the Fund or a sub-adviser to a portfolio that is under common control with the Fund concerning the assets of the Fund, except as permitted by the policies and procedures of the Fund, and except that the Adviser and the Sub-Adviser agree that Sub-Adviser may consult with (including discussing Fund portfolio holdings and other non-public information about the Fund), monitor, and evaluate the investment advisory services provided to the Fund by any of Sub-Adviser’s affiliates who have also been appointed as a sub-adviser or sub-sub-adviser to the Fund (each an “Advisory Affiliate”). Sub-Adviser shall assist the Adviser in supervising an Advisory Affiliate and Advisory Affiliate’s services provided pursuant to any Sub-Advisory Agreement between the Advisory Affiliate and the Adviser or any Sub-Sub-Investment Advisory Agreement between the Sub-Adviser and the Advisory Affiliate for the management of the Fund, if any.

DIFA acknowledges its fiduciary duty to the Fund with respect to such supervision. In connection with such oversight responsibility, the Sub-Adviser shall request that an Advisory Affiliate furnish to the Sub-Adviser reports and information including but not limited to the following: reports on Fund portfolio transactions, Advisory Affiliate’s compliance program, Advisory Affiliate’s compliance with the Fund’s compliance program, material violations of any compliance program, and other reports on the assets managed by Advisory Affiliate under its Sub-Advisory Agreement with the Adviser, all in such reasonable detail as the Sub-Adviser may request.

In connection with the Advisory Affiliate’s services to the Fund, DIFA shall be as fully responsible to the Fund and the Adviser for the acts and omissions of the Advisory Affiliate as for its own acts and omissions.

2.            Section 1(k) of each Agreement is amended and replaced in its entirety with the following:

Except as expressly provided under this Agreement and as necessary to share information with Advisory Affiliates as described in Section 1(g) above and with other Sub-Adviser affiliates and agents assisting with Fund services, neither the Sub-Adviser nor any of its officers or employees shall act upon or disclose to any person any material non-public information with respect to the Fund, the Trust or the Adviser, including, without limitation, the portfolio holdings of the Fund.

3.            In all other respects, the Agreements remain in full force and effect without change.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the day and year first written above.

Lincoln Investment Advisors Corporation

By: /s/ Jayson R. Bronchetti

Name Jayson R. Bronchetti

Title: President

Accepted:

Delaware Investments Fund Advisers,
a series of Macquarie Investment Management Business Trust

By: /s/ Roger A. Early

Name: Roger A. Early

Title: Executive Vice President

Exhibit A

Sub-Advisory Agreements Amended Hereby:

Agreement Date	Applicable Funds
January 4, 2010	LVIP Delaware Bond Fund LVIP Delaware Wealth Builder Fund LVIP Delaware Social Awareness Fund LVIP Delaware Special Opportunities Fund
May 1, 2010	LVIP Delaware Diversified Floating Rate Fund